Exhibit 99.39

PRESS RELEASE

Thursday, July 12, 2007

Drilling at Inter-Citic’s Dachang Gold Project Intersects 58m Containing 5.3 GPT Gold North of the DMZ

New Zone of Gold Mineralization Discovered 1 km South of the DMZ.

July 12, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the first set of drill holes from its 2007 diamond drill program at its Dachang Gold Project in China.

This news release provides results from the first 16 drill holes representing 2,333 metres of a 30,000 metre drill program in the Dachang East area of the Company’s Dachang gold project. The goal of the 2007 drilling program is to further expand the Company’s gold resource inventory by exploring new areas of the property known through trenching to show near-surface mineralization.

In this first phase of drilling the Company is initially focused on three new areas of mineralization named Placer Valley, DMZ Offset and Little Ruby. A map showing the location of these areas can be found on the Company’s website. These new areas of near surface mineralization are close to the Dachang Main Zone (“DMZ”) resource area. All three of these zones are open along strike and together have an aggregate surface zone length of approximately 1.3 kilometres. With these initial positive results, the Company will continue to focus near term drilling efforts in these areas with a view to increasing the Company’s near surface mineral resource inventory.

“Although this is only the beginning of our largest ever drill program at Dachang, we continue to be pleased with our ability to consistently intersect near surface mineralization in areas which have been well defined by surface trenching” said President and CEO James Moore, The results from drill hole CJV-160 are particularly encouraging for future additions to our near surface mineral inventory.”

Drill Highlights:

•	Drill hole CJV-160 located on the edge of the Dachang Main Zone (DMZ) intersected 58.0 metres of continuous near-surface mineralization averaging approximately 5.3 grams per tonne contained gold.

•	A new zone of sulphide gold mineralization, Placer Valley (PVZ) was detected at shallow depth one kilometre south of the DMZ by drill holes CJV-152 and CJV-153. These holes returned 3.59

GPT/8.0 metres and 4.92 GPT/9.0 metres respectively and were the first holes to test the Placer Valley anomaly, a one kilometre long zone of gold mineralization defined by 2006 trenching. Holes CJV-152 and CJV-153 tested the western end of the anomaly.

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13 of the 16 drill holes reported in this release contain gold mineralization, with two drill holes either being abandoned due to drill breakdown (DDH 149) or being drilled downdip (DDH 148). Each of these reported holes continues to define multiple zones of gold-bearing sulphides over composite widths of 2.0 to 72.0 meters.

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The drill holes listed in this release tested areas that were adjacent to or an extension of the Dachang Main Zone. As a result, the majority of mineralized intercepts listed below are outside the limits of the resource blocks in the company’s 2006 DMZ resource calculation.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) Number	Grid Section & Location	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV 145	5500	- 45/020	6.0	8.0	2.0	3.28
10.0 m mineralized	DNZ		28.0	33.0	5.0	1.32
			36.0	39.0	3.0	2.67
			45.0	46.0	1.0	0.50

CJV 146	5100	- 45/020	36.0	42.0	6.0	1.21
39.6 m mineralized	DNZ		61.0	69.0	8.0	2.34
			(incl. 1m @ 13.0 gpt)
			93.0	98.0	5.0	1.11
			120.0	123.0	3.0	1.69
			170.0	176.0	6.0	0.58
			189.0	194.0	5.0	1.85
			197.0	199.0	2.0	0.61
			201.0	205.0	4.0	2.53
			207.20	208.80	1.60	0.80
			214.40	216.40	2.0	3.12

CJV 147	5100	- 55/020	126.0	135.0	9.0	1.89
17.0 m mineralized	DNZ		(incl. 1m @ 6.38 gpt)
			137.0	139.0	2.0	0.52
			143.0	146.0	3.0	0.85
			153.0	155.0	2.0	4.77

CJV 150	5100	- 47/020	13.0	17.0	4.0	6.99
9.0 m mineralized	DNZ		(incl. 1m @ 16.9 gpt)
			121.0	122.0	1.0	1.07
			125.0	128.0	3.0	4.68
			143.0	144.0	1.0	0.88

CJV 151	3900	- 45/020	12.50	14.50	2.0	2.34
7 .0 m mineralized	PVZ		17.50	18.50	1.0	11.50
			51.50	54.50	3.0	1.39
			57.50	58.50	1.0	1.43

CJV 152	3900	- 65/020	13.0	21.0	8.0	3.59
14.0 m mineralized	PVZ		(incl. 1m @ 11.8 gpt and 1m @ 8.92 gpt)
			23.0	24.0	1.0	0.80
			26.0	29.0	3.0	1.06
			60.0	62.0	2.0	2.19

CJV 153	3900	- 45/020	32.50	41.50	9.0	4.92
11.0 m mineralized	PVZ		(incl. 3m @ 11.5 gpt)
			79.0	81.0	2.0	0.77

CJV 154	3900	- 65/020	32.0	33.0	1.0	2.50
2.0 m mineralized	PVZ		36.0	37.0	1.0	3.14

CJV 155	5100	- 58/020	132.0	137.0	5.0	2.46
12.0 m mineralized	DMZ/DNZ		139.0	140.0	1.0	1.02
			143.0	145.0	2.0	2.71
			158.0	162.0	4.0	2.64

CJV-156	5100	- 65/020	64.0	65.0	1.0	2.20
6.0 m mineralized	DMZ/DNZ		83.0	87.0	4.0	2.26
			97.0	98.0	1.0	6.35

CJV-158	4700	- 45/020	13.0	16.0	3.0	1.91
10.0 m mineralized	DMZ/DNZ		65.0	69.0	4.0	1.54
			175.0	178.0	3.0	1.94

CJV-159	4700	- 65/020	11.0	12.0	1.0	5.42
11.0 m mineralized	DMZ/DNZ		21.0	24.0	3.0	2.33
			55.0	56.0	1.0	1.57
			98.0	101.0	2.0	3.01
			106.0	107.0	1.0	0.56
			178.0	181.5	3.5	1.76

CJV-160	4700	- 60/020	33.0	37.0	4.0	5.03
75.0 m mineralized	DMZ/DNZ		46.0	104.0	58.0	5.29
			110.0	123.0	13.0	1.96

Note: DDH CJV-148 was not sampled as it was drilled downdip and DDH CJV-149 was abandoned due to mechanical problems with the drill. DDH CJV-157 did not report any significant mineralization. Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

DMZ=Dachang Main Zone – a 2km long zone of mineralization defined by the 2006 DDH program

DNZ = Dachang North Zone – a mineralized fault located 20 to 50 meters north of DMZ

PVZ = Placer Valley Zone – A south dipping mineralized fault 1 km south of DMZ

Additional Information:

•	Drill core recovery has averaged in excess of 90%.The Company is also awaiting trench assay results from three new areas discovered during the 2006 soil geochemistry program. These three new areas are located east and south of the Dachang East Main Zone (DMZ), but appear to be separate areas of mineralization. These newly-trenched gossans have observed widths of between 5 to 25 metres. Details and assay results will be reported as received.

Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of reference samples and duplicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. All the laboratories used by Inter-Citic are ISO approved and subject to the security protocols of that designation. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. Michael W. Leahey, P.Geo, the Company’s internal Qualified Person under the requirements of National Instrument 43-101, has reviewed a copy of this press release.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.